Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income (Loss) from continuing operations attributable to MDC Partners Inc.	$(83,313)	$(11,491)	$(15,144)	$11,044	$(17,783)

Additions:
Income taxes (recovery)	41,735	(165)	8,536	2,397	6,081
Noncontrolling interest in earnings of consolidated subsidiaries	7,754	10,074	5,566	8,300	20,474
Fixed charges, as shown below	50,633	39,506	27,360	20,493	18,966
Distributions received from equity-method investees	4,584	638	198	440	—
	104,706	50,053	41,660	31,630	45,521

Subtractions:
Equity in income (loss) of investees	213	866	(8)	349	165
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—	—	—	—
	213	866	(8)	349	165
Earnings as adjusted	21,180	37,696	26,524	42,325	27,573
Fixed charges:
Interest on indebtedness, expensed or capitalized	39,747	31,351	18,057	13,650	11,471
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	2,175	2,136	4,041	1,348	2,330
Interest within rent expense	8,711	6,019	5,262	5,495	5,165

Total fixed charges	$50,633	$39,506	$27,360	$20,493	$18,966
Ratio of earnings to fixed charges	N/A	N/A	N/A	2.07	1.45
Dollar amount deficiency	$29,453	$1,810	$836	N/A	N/A